Exhibit 99.2

NovaBridge Biosciences

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq: NBP)

NOTICE OF ANNUAL GENERAL MEETING

To be held on September 8, 2026

(or any adjournment(s) or postponement(s) thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting of shareholders (the “AGM”) of NovaBridge Biosciences (the “Company”) will be held at 10:00 a.m. (Shanghai time) on September 8, 2026 at NovaBridge Biosciences’ Shanghai office, 38F, AIA Tower, No. 866 Dongchangzhi Road, Shanghai, China for the purpose to consider and, if thought fit, pass the following resolution (the “Proposed Resolution”):

as an ordinary resolution, THAT Ms. Xin Liu be removed from her position as a director of the Company with immediate effect upon passing of this resolution, and each director of the Company be and is hereby authorized to take any and every action that might be necessary in relation to the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

Consistent with the Company’s ongoing efforts to enhance its corporate governance framework and to optimize the size and composition of the board of directors (the “Board”) to improve operational efficiency and decision-making, the Board carefully considered the Proposed Resolution and has determined that its passing is in the best interests of the Company and its shareholders. The Board recommends that shareholders vote “FOR” the Proposed Resolution.

In addition, the meeting will transact any other business properly brought before the meeting.

SHARES RECORD DATE AND PROXY FORM

Holders of record of the Company’s ordinary shares of a par value of US$0.0001 each (the “Shares”) as of the close of business on July 27, 2026 (Shanghai time) (the “Share Record Date”) are entitled to attend and vote at the AGM and any adjournment(s) or postponement(s) thereof.

Holders of Shares as of the Share Record Date may either (1) attend the AGM in person to vote, or (2) appoint a proxy to exercise his or her rights at the AGM. You are urged to complete, sign, date and return the accompanying proxy form (for holders of Shares) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 4:00 p.m. (Shanghai time) on September 6, 2026 by e-mail to shareholdermeeting@novabridge.com or by mail to the Company’s office at NovaBridge Biosciences Shanghai office, 38F, AIA Tower, No. 866 Dongchangzhi Road, Shanghai, China, to ensure your representation at the AGM.

ADS RECORD DATE AND ADS VOTING INSTRUCTIONS

Holders of record of the Company’s American depositary shares (the “ADSs”) as of the close of business on July 27, 2026 (Eastern Time) (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Shares must give voting instructions to Citibank, N.A., the depositary of the ADSs, as to how to vote the Shares represented by the ADSs.

You are urged to complete, sign, date and return your voting instructions to Citibank, N.A. (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Citibank, N.A. must receive your voting instructions by no later than 10:00 a.m. (Eastern Time) on September 1, 2026 to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM. The voting instructions must be properly marked, signed and returned on time in order to be counted. If Citibank, N.A. does not receive voting instructions from a holder of ADSs by the time specified in the ADS voting instruction card, Citibank, N.A. will deem such holder of ADSs to have instructed it to give a proxy to a person designated by the Company.

ATTENDING THE AGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the AGM.

All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

ANNUAL REPORT

The Company has filed its annual report on Form 20-F (as amended by Amendment No. 1 to the annual report on Form 20-F, the “Annual Report”), including its audited financial statements, for the fiscal year ended December 31, 2025, with the U.S. Securities and Exchange Commission (“SEC”). The Annual Report can be accessed on the Company’s website at https://www.novabridge.com, as well as on the SEC’s website at https://www.sec.gov.

By Order of the Board of Directors,

NovaBridge Biosciences

By: /s/Fu Wei

Name: Fu Wei

Title: Chairman of the Board

Shanghai, July 24, 2026